Exhibit 6

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
04/01/10	15,000	$15.4077	$231,116
04/05/10	20,000	$15.8047	$316,094
04/06/10	20,000	$16.0450	$320,900
04/07/10	15,000	$15.8946	$238,419
04/08/10	15,855	$15.7267	$249,347

Total:	85,855		$1,355,876

*	Excludes Brokerage Commissions